QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Corium International, Inc.
(Name of Subject Company (Issuer))

GURNET MERGER SUB, INC.
(Offeror)

A Wholly Owned Subsidiary of

GURNET HOLDING COMPANY
(Parent of Offeror)

GURNET POINT L.P.
(Other Person)
(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

21887L107
(Cusip Number of Class of Securities)

James Singleton
Secretary
Gurnet Holding Company
c/o Waypoint International GP LLC
55 Cambridge Parkway, Suite 401
Cambridge, MA 02142
Telephone: (617) 588-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.
Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$517,303,223.15	$62,697.15

*
The transaction value was determined by adding (1) the product of (a) $13.00, which is the sum of (i) the closing cash payment of $12.50 per share and (ii) $0.50 per share, which is the maximum amount payable with respect to the contingent value right and (b) the sum of (x) 36,546,444 shares of common stock, par value $0.001 per share ("Shares"), of Corium International, Inc. ("Corium") issued and outstanding as of the close of business on October 22, 2018, (y) restricted stock units with respect to an aggregate of 165,934 Shares and (z) an aggregate number of 919,325 Shares were reserved for issuance under Corium's 2014 Employee Stock Purchase Plan; (2) the product of (i) the difference between (x) $13.00 and (y) an exercise price of $9.26 for the outstanding Warrants to Purchase Stock, issued November 7, 2011, by Corium to Oxford Finance LLC (the "Oxford Warrants") and (ii) 32,380 Shares issuable pursuant to the Oxford Warrants; and (3) the product of (a) the difference between (x) $13.00 and (y) an exercise price of $6.11 (the weighted-average exercise price of the outstanding options as of October 22, 2018) and (b) stock options representing the right to purchase an aggregate of 3,953,955 Shares.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    Third-party tender offer subject to Rule 14d-1.

    ☐
    Issuer tender offer subject to Rule 13e-4.

    ☐
    Going-private transaction subject to Rule 13e-3.

    ☐
    Amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by Gurnet Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Gurnet Holding Company, a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Gurnet Point L.P., a Delaware limited partnership (the "Sponsor"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the "Shares"), of Corium International, Inc., a Delaware corporation (the "Company"), at a purchase price of $12.50 per Share in cash, net of applicable withholding taxes and without interest, plus one non-transferable contingent value right for each Share, which represents the contractual right to receive $0.50 per Share in cash, net of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described in and under the conditions set forth in the CVR Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) respectively.

        All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

        The Agreement and Plan of Merger, dated as of October 11, 2018 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Corium International, Inc., a Delaware corporation. The Company's principal executive offices are located at 235 Constitution Drive, Menlo Park, CA 94025. The Company's telephone number is (650) 298-8255.

        (b)   This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of October 22, 2018 (the most recent practicable date), 36,546,444 Shares were issued and outstanding.

        (c)   The information set forth in Section 6 (entitled "Price Range of Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a)—(c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled "Certain Information Concerning Parent, Purchaser and Certain Related Persons") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 1—"Terms of the Offer"

  •
  Section 2—"Acceptance for Payment and Payment for Shares"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 4—"Withdrawal Rights"

  •
  Section 5—"Certain United States Federal Income Tax Consequences of the Offer and the Merger"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Section 13—"Certain Effects of the Offer"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

  •
  Section 17—"Appraisal Rights"

  •
  Section 19—"Miscellaneous"

        (a)(1)(ix)—(xi), (a)(2)(v)—(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 8—"Certain Information Concerning Parent, Purchaser and Certain Related Persons"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Schedule I

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Section 13—"Certain Effects of the Offer"

  •
  Schedule I

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 9—"Source and Amount of Funds"

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 8—"Certain Information Concerning Parent, Purchaser and Certain Related Persons"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Schedule I

        (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8—"Certain Information Concerning Parent, Purchaser and Certain Related Persons"

  •
  Schedule I

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 18—"Fees and Expenses"

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8—"Certain Information Concerning Parent, Purchaser and Certain Related Persons"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

        (a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 13—"Certain Effects of the Offer"

        (a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (c)   Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 26, 2018.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on October 26, 2018.*
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of October 11, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 11, 2018).
(d)(2)	Commitment Letter between Parent and Gurnet Point L.P. dated as of October 11, 2018.*
(d)(3)	Confidentiality Agreement between the Company and Gurnet Point Capital, LLC dated as of May 17, 2018.*

Exhibit No.	Description
(d)(4)	Tender and Support Agreement among Parent, Purchaser and Essex Woodlands Health Ventures Fund VII, L.P dated as of October 11, 2018 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on October 11, 2018).
(d)(5)
Form of Contingent Value Rights Agreement between Parent and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on October 11, 2018).
(d)(6)	Transition Bonus Plan of the Company.*
(d)(7)	Press Release of Gurnet Point L.P., announcing the launch of the Offer, dated October 26, 2018.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 26, 2018.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on October 26, 2018.*
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of October 11, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 11, 2018).
(d)(2)	Commitment Letter between Parent and Gurnet Point L.P. dated as of October 11, 2018.*
(d)(3)	Confidentiality Agreement between the Company and Gurnet Point Capital, LLC dated as of May 17, 2018.*
(d)(4)
Tender and Support Agreement among Parent, Purchaser and Essex Woodlands Health Ventures Fund VII, L.P dated as of October 11, 2018 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on October 11, 2018).
(d)(5)
Form of Contingent Value Rights Agreement between Parent and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on October 11, 2018).
(d)(6)	Transition Bonus Plan of the Company.*
(d)(7)	Press Release of Gurnet Point L.P., announcing the launch of the Offer, dated October 26, 2018.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2018

GURNET MERGER SUB, INC.
By:	/s/ JAMES SINGLETON
	Name:	James Singleton
	Title:	President
GURNET HOLDING COMPANY
By:	/s/ JAMES SINGLETON
	Name:	James Singleton
	Title:	Secretary

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3 .
EXHIBIT INDEX
SIGNATURES